UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SEMICONDUCTOR MANUFACTURING

INTERNATIONAL CORPORATION

(Name of Issuer)

Ordinary Shares, Par Value $0.0004 per share

(Title of Class of Securities)

81663 N206

(CUSIP Number)

Roger L.C. Leung

Shanghai Industrial Investment (Holdings) Company Limited

c/o 26th Floor, Harcourt House

39 Gloucester Road

Hong Kong

Tel No. (852) 2529-5652

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663 N206	SCHEDULE 13D/A

1.	Names of Reporting Persons S.I. Technology Production Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,277,340
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,277,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A

1.	Names of Reporting Persons SIIC Treasury (B.V.I.) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,277,340
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,277,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A

1.	Names of Reporting Persons Shanghai Industrial Financial (Holdings) Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,277,340
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,277,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A

1.	Names of Reporting Persons Shanghai Industrial Financial Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,277,340
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,277,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A

1.	Names of Reporting Persons Shanghai Industrial Investment (Holdings) Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,277,340
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,277,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person CO

This Amendment No. 6 (this “Amendment No. 6”) amends a Statement on Schedule 13D filed on February 16, 2007 on behalf of the reporting persons named therein with the United States Securities and Exchange Commission, as amended on February 11, 2008, February 17, 2009, September 8, 2009, February 1, 2010 and December 2, 2010 (as amended, the “Schedule 13D”). This Amendment No. 6 is being filed to reflect (i) the sale of an aggregate of 284,000,000 Ordinary Shares in the Issuer by SIIC Treasury (B.V.I.) Limited and S.I. Technology Production Holdings Limited in a series of transactions from December 2, 2010 to June 14, 2013, and (ii) the amendment and restatement of Schedule 1 hereto. Items 2 and 5 have been amended accordingly. Capitalized terms used but not otherwise defined herein shall have the meanings prescribed to them in the Schedule 13D.

The Schedule 13D is hereby amended as follows:

ITEM 2.	IDENTITY AND BACKGROUND

Schedule 1, which is incorporated herein by reference and sets forth the name, business address and citizenship of each of the directors of each undersigned reporting person, is amended and restated as set forth in Schedule 1 hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Amendment No. 6, SIIC Treasury (B.V.I.) Limited and S.I. Technology Production Holdings Limited directly owns 80,008,000 Ordinary Shares and 1,779,269,340 Ordinary Shares in the Issuer, respectively. By virtue of their membership of a group for purposes of the Schedule 13D and this Amendment No. 6, each of the undersigned reporting persons may be deemed to beneficially own such shares totaling 1,859,277,340 Ordinary Shares, which represent approximately 5.8% of the Issuer’s outstanding capital stock as of May 31, 2013.

(b) By virtue of their membership of a group for purposes of the Schedule 13D and this Amendment No. 6, the undersigned reporting persons may be deemed to have shared voting power to vote or direct the vote, and dispose or direct the disposition of all 1,859,277,340 Ordinary Shares.

(c) Attached as Schedule 2 hereto, which is incorporated herein by reference, is a description of the transactions in the Ordinary Shares effected by SIIC Treasury (B.V.I.) Limited and S.I. Technology Production Holdings Limited during the 60 days prior to the date of this Amendment No. 6.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 14, 2013

S.I. Technology Production Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIIC Treasury (B.V.I.) Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Financial (Holdings) Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Financial Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Investment (Holdings) Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Schedule 1

List of directors

The names of each of the directors of the above signed reporting persons are set out below. The business address for all of the directors of the above signed reporting persons is 27th Floor, Harcourt House, 39 Gloucester Road, Hong Kong. Each of the following directors is a citizen of the People’s Republic of China.

S.I. Technology Production Holdings Limited

Zhou Jun and Xu Bo

SIIC Treasury (B.V.I.) Limited

Zhou Jie and Zhang Lei

Shanghai Industrial Financial (Holdings) Company Limited

Xu Bo and Zhang Lei

Shanghai Industrial Financial Holdings Limited

Xu Bo and Zhang Lei

Shanghai Industrial Investment (Holdings) Company Limited

Teng Yi Long, Zhou Jie, Ge Ai Ling, Lu Shen, Zhou Jun, Lou Ding Bo, Yang Xi Sheng, Su Lin, Zhu Yong, Ni Jian Da, Ji Gang, Qian Yi, Li Han Sheng, Lou Jun

Schedule 2

Transactions in the Ordinary Shares of the Issuer during the 60 days prior to the date of this Amendment No. 6

SIIC TREASURY (B.V.I.) LIMITED

Date of Transaction (MM/DD/YYYY)	Buy/Sell	Number of Ordinary Shares Sold	Nature of Sale	Average Price Per Share in Hong Kong dollars (HK$)
05/06/2013	Sell	20,000,000	Open Market	0.60
05/07/2013	Sell	5,000,000	Open Market	0.60
05/08/2013	Sell	5,298,000	Open Market	0.60
05/09/2013	Sell	5,500,000	Open Market	0.60
05/10/2013	Sell	10,000,000	Open Market	0.60
05/10/2013	Sell	5,202,000	Open Market	0.61
05/16/2013	Sell	4,000,000	Open Market	0.65
06/06/2013	Sell	4,000,000	Open Market	0.65
06/06/2013	Sell	6,000,000	Open Market	0.66

S.I. TECHNOLOGY PRODUCTION HOLDINGS LIMITED

Date of Transaction (MM/DD/YYYY)	Buy/Sell	Number of Ordinary Shares Sold	Nature of Sale	Average Price Per Share in Hong Kong dollars (HK$)
05/31/2013	Sell	10,000,000	Open Market	0.65
06/03/2013	Sell	4,000,000	Open Market	0.65
06/04/2013	Sell	18,000,000	Open Market	0.65
06/04/2013	Sell	2,000,000	Open Market	0.66
06/05/2013	Sell	16,000,000	Open Market	0.65
06/05/2013	Sell	4,000,000	Open Market	0.66